

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2014

<u>Via E-Mail</u>
Mr. Robert Nickolas Jones
Chief Financial Officer
Bnet Media Group, Inc.
122 West 26th Street, 5th Floor,
New York, NY 10001

   Re: Bnet Media Group, Inc.
      Form 10-K for the Year Ended December 31, 2013
      Filed March 21, 2014
      File No. 333-178000

Dear Mr. Jones:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Linda Cvrkel

       Linda Cvrkel
       Branch Chief